UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

CNote Group, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-2784287

State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

CNote Notes

(Title of each class of securities issued pursuant to Regulation A)

2323 Broadway, Oakland, California 94612

(Full mailing address of principal executive offices)

510-431-2422

(Issuer’s telephone number, including area code)

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PART II

Item 1.	BUSINESS

Overview

CNote Group, Inc. (hereafter also referred to as “Us”, “We”, “the Company”, or “CNote”) is a financial technology company operating an online impact investment platform at www.mycnote.com. CNote is a women-led business on a mission to close the wealth gap through financial innovation. Using the power of technology and a community-first framework, CNote enables individuals and institutions to efficiently invest locally at scale in fixed income, and use deposit solutions that advance economic equality, financial inclusion, racial justice, gender equity, and climate change initiatives. With the aim of closing the wealth gap, CNote’s fixed income and depository solutions provide a diversified and scalable way to support job creation, small business growth, affordable housing development, and lasting economic growth in underserved communities across the United States, through relationships with community finance organizations (“CFOs”), primarily Community Development Financial Institutions certified by the U.S. Department of the Treasury’s CDFI Fund (“CDFIs”).

CNote business has two principal components:

•	Lending Business: We lend money directly to CFOs, using the capital we raise from investors. The Company has made loans to 42 CFOs since inception. The Company makes a profit on the difference between the interest it charges to CFO borrowers and the interest it pays to investors.

•	Depository Business: We provide proprietary data about CFOs to clients, which rely on our data to open interest-bearing accounts at CFOs. The Company earns fees for providing this service.

As of December 31, 2023, we had 20 full-time employees and also rely on outside consultants for various technical and business functions. We are located in Oakland, California. CNote is a technology-driven platform that allows us to offer capital to CFOs. Since inception through December 31, 2023, we have offered approximately $129 million in loans to community finance organizations, and our clients have made approximately $273 million in deposits with CFOs.

Lending Business

To fund our loans to CFOs, we raise capital from investors under Regulation A (“Regulation A”) and Regulation D (“Regulation D”) of the Securities Act of 1933, as amended from time to time (the “Securities Act”). We offer fixed-income investments to institutional, accredited, and non-accredited investors. Accredited investors can invest in offerings under Regulation D, while non-accredited investors can only invest in offerings under Regulation A. Currently, non-accredited investors can only purchase CNote Notes representing an offering as described in the Offering Statement filed with the SEC under Regulation A and qualified effective December 22, 2023 (“Regulation A CNote Notes”), SEC File No. 024-12344.

Under our business model for our loans, we generate revenue by retaining the difference between the interest rate we charge the CFO borrowers and the interest paid to our investors. The interest rates we charge our CFO borrowers and the interest rates of CNote fixed income investments are reviewed by management, in view of a variety of macroeconomic and market conditions, including the federal interest rate environment, fluctuations in the cost of capital averages for CFOs, and the economics facing the Company. We also consider the competitiveness of CNote loans as compared to rates offered by other loan products in the marketplace.

Our credit policy targets potential CFO borrowers with high creditworthiness and a stable financial position. In order to borrow from CNote, potential CFO borrowers must display characteristics indicative of a healthy loan portfolio and a durable financial position.  We review financial and portfolio variables like repayment rates, loan delinquencies, loan loss reserves, credit enhancements and guarantees, team and board composition, lending and operational policies, among others. Additionally, our CFO borrowers are required to provide audited financials and impact data about their operational and lending activities.

The loans we make to CFO borrowers are full recourse to the CFO borrowers and are not reliant on proceeds from the loans each CFO makes. The loans to CFO borrowers are not amortizing. CFO borrowers make payments through electronic bank payments. We are currently legally authorized to lend in 46 states plus the District of Columbia as a non-bank commercial lender.

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Depository Business

With respect to cash deposits using CNote’s technology platform, called Impact Cash®, the Company coordinates with a third-party custodial agent to assist clients with opening interest-bearing deposits at CFOs located in the United States. Generally, to be eligible for CNote’s Impact Cash® network, CFO depository institutions are (1) classified as well-capitalized pursuant to federal statutory net worth categories, by the Federal Deposit Insurance Corporation (“FDIC”) with respect to banks, and by the National Credit Union Administration (“NCUA”) with respect to credit unions, as applicable, and (2) certified as a CDFI, qualified as a Minority Deposit Institution (“MDI”), hold a Low-Income Designation (“LID”), or otherwise act as a proven mission-driven depository institution that has a history of positively serving and supporting underserved communities, including communities designated as low- and moderate-income minority communities via U.S. Census Tract data and third-party data analysis.

Impact Cash® deposits include certificates of deposits with terms of generally between 6 to 24 months and bearing interest at prevailing market interest rates, and money market accounts with variable rates of interest. Balances are insured by the FDIC or the NCUA, as applicable, in an amount up to $250,000.  Clients receive a quarterly report describing the positive social impact of their deposits at CFOs. Under our business model for Impact Cash®, we generate revenue by charging our clients a service fee. The service fee we charge varies based on the total amount to be deposited by the client and the level of customization requested by the client with respect to impact areas and geographic themes for the placement of their deposits.

Regulation A CNote Notes

We offer to the public up to $50,000,000 of our Regulation A CNote Notes pursuant to our Offering Circular qualified by the SEC, effective December 22, 2023, SEC File No. 024-12344. The principal terms of our Regulation A CNote Notes are as follows:

•	Interest Rate: The Notes will be issued at annual interest rates between 1% and 7%. Currently, Regulation A CNote Notes are issued at an annual interest rate of 4%.

•	Maturity: All principal and accrued interest will be due on the date 30 months following the date of issuance.

•	Required Payments: The Company is not obligated to make any payments of principal or interest until maturity.

•	Requests for Payment: Each calendar quarter an investor may, by giving notice to the Company 30 days before the end of the calendar quarter, elect to receive a payment no greater than 10% of the outstanding principal. However, the Company may limit such requests depending on available funds.

•	Permitted Prepayments: The Company is permitted to pre-pay the Notes at any time. Payments will first be applied to accrued interest, then to outstanding principal.

•	Transferability: The Notes may not be transferred without the Company’s written consent.

•	Security: The Notes are not secured and are not guaranteed by any third party. Instead, they represent general, unsecured obligations of the Company.

Only CNote is selling Regulation A CNote Notes. Proceeds from the sales of Regulation A CNote Notes are used to make loans to our CFO borrowers.

CNote CFO Borrowers

Leveraging our proprietary technology, we aggregate investor capital and make loans to CFOs. From inception through December 31, 2023, we have made loans to 42 CFO borrowers. We can lend in 46 states and the District of Columbia as a non-bank commercial lender.

Underwriting Process

We use technology, data analytics, and a proprietary liquidity algorithm to match investors’ funds with the funding needs of our CDFI borrowers. CNote conducts three stages of due diligence on prospective CDFI borrowers, which include (1) internal due diligence following industry best practices, (2) reviewing, if available, opinions from Aeris®, the rating agency that specializes in CDFIs, and/or the opinion of Opportunity Finance Network, the national membership association of CDFIs, and (3) a third-party review by an investment committee, composed of CNote management as well as individuals with expertise in the CDFI industry, and with no ties, financial or otherwise, either to us or to the potential CDFI borrower, to provide tertiary, third-party assessments, including geography-specific and product-specific risks.

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Our credit policy targets potential CDFI borrowers with high creditworthiness, a stable financial outlook, and proven social impact. In order to borrow from CNote, CDFIs must display characteristics indicative of a healthy loan portfolio and a durable financial condition. The factors we consider include repayment rates, loan delinquencies, loan loss reserves, availability of credit enhancements and guarantees, length of time in business, and other financial and credit variables. Additionally, our CDFI borrowers are required to provide us with audited financial and social impact data about their operational and lending activities. Our due diligence process typically takes at least four to six weeks on average to complete.

We base our determination of what loan amount to approve, how the loan will be priced, and the length of the loan primarily on our due diligence analysis. We also may consider additional factors such as the financial products offered by potential CFO borrowers or the general economic environment. Our loans are typically issued to CFO borrowers in the form of a master promissory note, which allows them to make multiple requests for capital. If a CFO borrower makes additional requests for a loan, we will re-evaluate the CFO borrower in accordance with our underwriting process. In addition, we conduct these reviews on existing CFO borrowers on at least a quarterly basis. If the results of our subsequent analyses differ from our initial determination, a CFO borrower may receive different financial terms on subsequent drawdowns. Our loans to CFO borrowers are full recourse to the CFO, and are not reliant on proceeds from the loans each CFO makes. The loans to CFO borrowers are not amortizing and CFO borrowers repay the loans monthly through electronic bank payments.

Loan Servicing

CNote has built a proprietary platform to manage in-house servicing with respect to CNote Notes as well as CFO loans. Investors can access and manage their account online at www.mycnote.com by entering their login credentials.

Distinctive Characteristics and Risks

The Company is subject to a number of regulatory requirements. Both the lending and investing industries are monitored by state and federal regulators, and as such, create an environment in which CNote operations can be directly influenced by various regulatory bodies. Changes in regulations, or in the way current or newly enacted state or federal regulations are applied to our business, or the increased cost due to compliance with these regulations, or inadvertent regulatory miscues, could all adversely affect our business. Ongoing compliance with Regulation A could be more costly than anticipated.

As part of its operations, CNote lends to CFOs and has yet to endure a major adverse phase in the credit cycle. Worsening economic conditions or a changing political climate may result in decreased demand for our loans, cause our CFO borrowers’ default rates to increase, or harm our operating results. In the wake of recent interest rate increases, the CNote is closely monitoring its portfolio of CFO borrowers, as well as current economic conditions, to anticipate and identify any potential risks.

CFOs may be negatively impacted by political or administrative actions, which could include decreased federal or state support for CFOs or rollback of supportive policies. Losing access to state or federal funding could make it more likely that CFO borrowers would default on their obligations to us in the event they are unable to collect on the loans they make to borrowers, who, as small businesses, may be more sensitive to macroeconomic factors.

Finally, CNote is an emerging company with a history of net operating losses. While building the business toward net profit with continuing increases in recurring operating revenue, we rely on outside capital to fund our operations. CNote expects these existing sources to be sufficient to meet anticipated near-term cash operating expenses and capital expenditure requirements. If those funds are insufficient to satisfy liquidity requirements, CNote intends to seek additional equity or debt financing. If we are unable to obtain or maintain profitability, we will not be able to attract investment, compete, or maintain operations. Holders of CNote Notes are exposed to the credit risk of the company.

Investors should read this report, our other filings with the SEC, and the Offering Statement filed with the SEC with respect to Regulation A CNote Notes for a full list of potential risks related to the industry, the Company, and Regulation A CNote Notes.

Tax and Legal Treatment

Investors in CNote Notes and Impact Cash® clients receive interest income. At the end of the calendar year, investors and clients with over $10 of realized interest receive a Form 1099-INT. The interest earned on CNote Notes and Impact Cash® deposit accounts is declared in accordance with the United States Internal Revenue Code of 1986, as amended. An investor’s or a client’s tax situation will likely vary greatly, and all tax and accounting questions should be directed towards a certified public accountant. CNote does not provide investment, accounting, tax, or legal advice to investors in CNote Notes or Impact Cash® clients and encourages investors and clients to seek out advice from their professional advisers to fully understand their particular tax situations.

We are not subject to any bankruptcy, receivership, or similar and other legal proceedings.

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Item 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company’s financial condition and results of its operations should be read together with the consolidated financial statements and the related notes and other financial information included elsewhere in this filing.

Overview

The Company operates an online impact investment platform that (1) using the capital raised from individual and institutional investors, offers loans to CFOs that in turn lend to under-resourced communities, and (2) assists its clients with opening interest-bearing deposits, called Impact Cash® at CFOs. As of December 31, 2023, the Company has approximately $72,523,000 outstanding in loans and interest with CFOs, and has commitments from clients for approximately $323,297,000 in deposits at CFOs. The Company generates revenue on loans by retaining the difference between the interest earned on loaned funds and the interest paid to its investors, and on its deposit services by charging service fees for clients’ cash deposited into CFOs via CNote’s proprietary technology.

Operating Results

Revenues represent interest earned from loans to CFOs and fees earned on client funds on deposit with CFOs. In addition, CNote earns servicing fees for consulting work on behalf of foundations and other institutions, and for customization of technology built for internal underwriting and monitoring of CFOs to institutional clients’ needs.

Operating expenses represent the cost for platform development, sales and marketing (travel, advertising and collateral) and general and administrative expenses (personnel payroll and benefits, professional fees and insurance). Since its inception, the Company has focused on developing its proprietary technology, building up an industry database, setting up the legal framework for its products, and establishing industry partnerships.

Revenues

During the fiscal year ended December 31, 2023, the Company generated approximately $3,364,000 in revenue compared to $3,000,000 reported in the fiscal year ended December 31, 2022. The increase in recurring revenue is a result of a higher interest rate environment and an increase in fees earned on expansion of our Impact Cash® service.

Operating Expenses

For the fiscal year ended December 31, 2023, the Company had operating expenses of approximately $5,858,000 compared to approximately $4,355,000 in the fiscal year ended December 31, 2022. The largest line items of operating expenses were payroll and payroll taxes as well as professional services supporting continued business development and expansion.

Liquidity and Capital Resources

Sources of Liquidity

To date, the Company has funded operations primarily through Simple Agreements for Future Equity (“SAFEs”) agreements, convertible promissory notes (“convertible notes”) and issuance of Preferred Stock in its Series Seed and Series A financings, and has funded its lending activities through investments by accredited and non-accredited investors in CNote Notes.

Equity and Convertible Debt Financing

On August 25, 2020, the Company entered into a Series Seed Preferred Stock financing whereby the Company authorized 11,009,805 shares of Preferred Stock and designated and issued 10,851,841 shares of Series Seed Preferred Stock in exchange for conversion of the entirety of the Company’s SAFEs in the amount of $1,619,500, conversion of the entirety of the outstanding amount of the Company’s convertible notes in the principal amount of $1,725,660 plus accrued interest, and cash consideration of approximately $3,400,000.

On August 31, 2022, the Company entered into a Series A Preferred Stock financing whereby the Company authorized an additional 8,129,644 shares of Preferred Stock, bringing the total authorized shares of Preferred Stock to 19,139,449, and designated and issued 8,287,608 shares of Series A Preferred Stock in exchange for cash consideration of $7,250,000. As of December 31, 2023, the Company has sold and issued an aggregate total of 19,139,449 shares of Preferred Stock.

The capital raised has been used to date to develop and maintain the Company’s platform, to fund legal expenses, for marketing and advertising, for expanding operations, and for other general corporate purposes.

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Operating and Capital Expenditure Requirements

The Company expects existing funds, together with its recurring operating revenue, to be sufficient to meet anticipated near-term cash operating expenses and capital expenditure requirements. If those funds are insufficient to satisfy liquidity requirements, the Company intends to seek additional equity or debt financing. The sale of equity may result in dilution to our stockholders and those securities may have rights senior to those of our shares of Common Stock and Preferred Stock. If the Company raises additional funds through the issuance of debt, the agreements governing such debt could contain covenants that would restrict our operations and such debt would rank senior to shares of our Common Stock and Preferred Stock. The Company may require additional capital beyond currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth.

The core elements of the Company’s growth strategy include acquiring new customers, broadening distribution capabilities through strategic partnerships, extending customer lifetime value, and enhancing data, analytical and customization capabilities. The Company plans to continue to invest significant resources to accomplish these goals, and the Company anticipates that its operating expenses, particularly sales, marketing, and technology expenses, will continue to increase for the foreseeable future. These investments are intended to contribute to long-term growth, but they may affect near-term profitability.

Originations.

The Company’s future growth will continue to depend, in part, on attracting additional investors and deposit account clients while entering into relationships with more CDFI borrowers and CFOs. The Company plans to increase its sales and marketing spending and seek to attract these investors and clients. We expect to rely on strategic distribution partners, affinity networks, and conference and public relations strategies for investor and client growth.

The Company expects our CFOs’ need for capital to continue to remain elevated in the future. The extent to which the Company can satisfy that increased demand for liquidity will be an important factor in its continued revenue growth. Building relationships with membership industry networks and coalitions has proven to be a stable source of referrals to CFOs, and we expect this trend to continue.

Summary of Critical Accounting Policies

This management’s discussion and analysis of the Company’s financial condition and results of operations are based on its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with U.S. GAAP, the Company bases estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company’s significant accounting policies are fully described in Note 2 to the consolidated financial statements appearing elsewhere in this filing. The Company believes those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guarantee, or warranty is to be inferred from those forward-looking statements.

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Item 3.	DIRECTORS AND OFFICERS

Our executive officers and directors, as of December 31, 2023, and ages, are as follows:

Name	Age	Position	Term of Office
Executive officers:

Catherine Berman	48	President, Chief Executive Officer, Co-founder, Director	Since June 17, 2016

Yuliya Tarasava	40	Chief Operating Officer, Co-founder, Treasurer, Secretary, Director	Since April 22, 2016

Significant Employees:

Abhijeet Roy	48	Head of Engineering	Since August 8, 2022

Aimeelene Gaspar	49	Chief Product Officer	Since January 18, 2022

Candice Carr	49	Vice President Legal	Since May 22, 2023

Catherine Berman

Ms. Berman co-founded CNote and has served as our President and Chief Executive Officer and a member of our Board of Directors since June 2016. Before launching CNote, Ms. Berman served as Managing Director of Charles Schwab, one of America’s leading financial services businesses. At Schwab, Ms. Berman led a strategy division focusing on the future of financial services. Prior to Schwab, Ms. Berman maintained a host of management positions including Senior Vice President of Astia (venture capital), Strategy & Operations Manager at Deloitte Consulting, LLP (management consulting) and Vice President of Evins Communications, LLC. Her international work experience spans from India to Israel with extensive work in Central and South America. Her last startup, Global Brigades, grew into a multi-million dollar firm in less than four years and is now the world’s largest student development firm. Ms. Berman graduated magna cum laude from Boston University and received her MBA from the University of Oxford where she founded the Oxford Women in Business Network.

Yuliya Tarasava

Ms. Tarasava co-founded CNote and has served as our Chief Operating Officer, Treasurer, Secretary and a member of our Board of Directors since the Company’s inception. Ms. Tarasava began her career conducting intensive quantitative research on new market opportunities and designing investment solutions across asset classes for AMG Funds—a $75 billion asset firm providing access to boutique investment strategies. Ms. Tarasava then went on to Summit Rock Advisors, a $10 billion OCIO firm, where she developed and implemented the firm’s proprietary analytics and risk management framework. Most recently, she worked with a high-growth financial services company in Kenya where she led both product development and scale strategy efforts working directly with the company’s chief executive officer. Her prior experience also includes creating an investment education portal in Russia and providing pro-bono consulting for non-profits and startups around the world. Ms. Tarasava graduated magna cum laude from Belarusian State University and received her MS in Finance from Fairfield University.

Abhijeet Roy

Abhijeet Roy is a seasoned technology executive with over 22 years of experience in the finance and technology industries. Previously, Mr. Roy was the CTO of Coinberry, a crypto trading platform where he led the strategy and development of a safe, secure and convenient platform for trading cryptocurrencies. Prior to that, he worked as a technology executive at Mastercard, where he built new and innovative solutions to leverage data as a strategic asset. Before his work at Mastercard, Mr. Roy was at MicroStrategy where he led the development of a modern analytics and reporting platform with the mission to spread 'intelligence everywhere'. As the head of engineering for the company's industry-leading mobile platform, he grew the team and launched new products that pushed the boundaries of product capabilities based on customer needs. Mr. Roy holds an MBA with focus on Strategic Management and a Master's degree in Engineering.

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Aimeelene Gaspar

Ms. Gaspar is a serial entrepreneur with deep domain expertise in financial services and technology. In addition, she offers her time and expertise to fellow founders through her work at Village Capital with their FinTech Forward program as an advisory board member. Her path from finance to technology culminated in becoming a product management executive with over 20 years of experience at large financial services companies, and startups such as Broadridge and Yodlee. Ms. Gaspar was listed as one of the NYC Fintech Women Inspiring Fintech Females of 2020 and is a current member of Professional Business Women of California. Ms. Gaspar graduated from the University of Illinois at Urbana-Champaign with a Bachelor of Science Degree in Finance and completed a Masters of Science Degree in Integrated Design, Business and Technology from the University of Southern California.

 Candice Carr

Ms. Carr has over 20 years of diversified experience providing expert counsel as a trusted advisor on a broad range of business and legal issues to principals, entrepreneurs, and executives, as well as early-stage and high-growth businesses. Ms. Carr’s legal practice has focused primarily on corporate law and transactions, litigation management, intellectual property, mergers and acquisitions, and employment law. Ms. Carr received a J.D. from Golden Gate University School of Law, and a B.A. from San Francisco State University.

Family Relationships

None.

Conflicts of Interest

We do not believe that we are a party to any transactions that contain or give rise to a conflict of interest between any of our directors, officers, and major stockholders on the one hand, and CNote on the other hand. Two co-founders have invested $5,000 each through our platform, but we do not believe these small investments present a conflict of interest.

Involvement in Certain Legal Proceedings

None.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company has two directors who also serve as executive officers. Their compensation for the 2023 fiscal year was as follows:

Executive Officers	Position	Cash Compensation	Other Compensation	Total Compensation
Catherine Berman	President, Chief Executive Officer, Co-Founder, Director	$208,000	$0	$208,000
Yuliya Tarasava	Chief Operating Officer, Co-Founder, Treasurer, Secretary, Director	$209,225	$0	$209,225

Executive compensation is set annually, based on several factors including company and individual leadership, performance compensation of competitor peer group, and other factors.

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Item 4.	SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Name and Address of Beneficial Owner (1)	Amount and nature of beneficial ownership as of December 31, 2023	Amount and nature of beneficial ownership acquirable as of December 31, 2023	Percent of class (7)
Catherine Berman	4,181,250 shares of common stock (2)	4,284,375 shares of common stock (4)	39.0%

Yuliya Tarasava	3,781,250 shares of common stock (3)	3,884,375 shares of common stock(5)	35.4%

All executive officers and directors as a group (2 persons)	7,962,500 shares of common stock	8,168,750 shares of common stock	74.4%

ManchesterStory Venture Fund, L.P.	1,000,000 shares of common stock(6)	1,000,000 shares of common stock(6)	9.1%

ManchesterStory Venture Fund, L.P.	2,946,369 shares of preferred stock	2,946,369 shares of preferred stock	15.4%

(1)	The address of each executive officer and director is CNote Group, Inc., 2323 Broadway, Oakland, CA 94612.
	The address of ManchesterStory Venture Fund, L.P. is 3001 Westown Parkway, Suite 102, West Des Moines, IA 50266.

(2)	Includes 3,200,000 shares of common stock outstanding and 981,250 shares of common stock currently issuable pursuant to common stock options held. Does not reflect the unvested balance of a grant of an aggregate 1,650,000 shares of common stock, of which 29.2% (or 481,250 shares) were vested at December 31,2023 and which will continue to vest in equal monthly installments of 1/48th of such grant thereafter.

(3)	Includes 2,800,000 shares of common stock outstanding and 981,250 shares of common stock currently issuable pursuant to common stock options held. Does not reflect the unvested balance of a grant of an aggregate 1,650,000 shares of common stock, of which 29.2% (or 481,250 shares) were vested at December 31,2023 and which will continue to vest in equal monthly installments of 1/48th of such grant thereafter.

(4)	Reflects vesting of three monthly installments of 34,375 shares of common stock (or 103,125 shares total) through March 31, 2024.

(5)	Reflects vesting of three monthly installments of 34,375 shares of common stock (or 103,125 shares total) through March 31, 2024.

(6)	Represents the number of shares issuable on exercise of the holder’s warrants.

(7)	Calculated on basis of beneficial ownership acquirable as of December 31, 2023.

Item 5.	INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We do not believe that we are a party to any transactions that contain or give rise to a conflict of interest between any of our directors, officers and major stockholders on the one hand, and CNote on the other hand. The two co-founders, Ms. Berman and Ms. Tarasava, have invested $5,000 each through our platform, but we do not believe these small investments present a conflict of interest.

Item 6.	OTHER INFORMATION

None.

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Item 7.	CNOTE GROUP, INC. CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022

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INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders
CNote Group, Inc.

Opinion

We have audited the accompanying consolidated financial statements of CNote Group, Inc. and subsidiary (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNote Group, Inc as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully explained in Note 1 to the financial statements, certain conditions including the Company not generating significant revenue from principal operations and projected continued losses raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with respect to these factors are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of CNote Group, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about CNote Group, Inc.’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements. In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

F-1

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CNote Group, Inc.’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about CNote Group, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

Newport Beach, California

April 29, 2024

F-2

CNOTE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2023 AND 2022

	2023	2022

Assets
Cash and cash equivalents	$1,434,123	$4,803,648
Restricted cash (Note 2)	372,641	470,438
Interest-bearing deposits in banks	9,203,532	27,093,489
Accrued interest receivable	1,424,518	1,640,886
Loans held for investment
Loans held for investment at amortized cost	9,620,232	10,817,509
Loans held for investment at fair value	60,863,839	62,407,668
Allowance for loan losses	(81,522)	(108,175)
Net loans held for investment	70,402,549	73,117,002

Other assets	370,535	127,388
Total assets	$83,207,898	$107,252,851

Liabilities and Stockholders' Equity
Notes payable held at amortized cost	$18,083,220	$36,213,386
Notes payable held at fair value	60,863,839	62,407,668
Accrued interest payable	904,872	1,273,213
Deferred revenue	166,667	416,667
Other liabilities	84,810	166,129
Total liabilities	80,103,408	100,477,063

Commitments and contingencies (Note 5)	-	-

Stockholders' Equity
Preferred stock; par value of $0.00001 per share; 19,139,449 shares authorized, issued and outstanding (liquidation preference value of $14,065,739)	191	191
Common stock; par value of $0.00001 per share; 38,000,000 shares authorized, 6,842,897 and 6,802,864 shares issued and outstanding as of December 31, 2023 and 2022, respectively	68	68
Additional paid-in capital	15,010,162	14,903,624
Accumulated deficit	(11,905,931)	(8,128,095)
Total stockholders' equity	3,104,490	6,775,788
Total liabilities and stockholders' equity	$83,207,898	$107,252,851

See accompanying notes to the consolidated financial statements.

F-3

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022

Operating Revenues
Interest income on loans	$1,913,845	$1,865,385
Other interest income	403,669	144,004
Total interest income	2,317,514	2,009,389
Interest expense	1,309,204	1,365,165
Net interest income	1,008,310	644,224
Provision for (recapture of) loan losses	(26,653)	(277,503)
Net interest income after provision for loan losses	1,034,963	921,727

Other Income
Service fees and other income	546,623	574,522
Grants received	500,000	415,833
Total other income	1,046,623	990,355
Net Revenue	2,081,586	1,912,082

Operating Expenses
Salaries and employee benefits	3,461,862	2,212,679
Professional services	1,474,783	1,215,742
General and administrative	545,863	710,788
Sales and marketing	375,314	215,875
Total operating expenses	5,857,822	4,355,084

Net loss before taxes	(3,776,236)	(2,443,002)

Provision for income taxes	1,600	883

Net loss	$(3,777,836)	$(2,443,885)

Weighted average common shares outstanding - basic and diluted	6,818,548	6,771,952
Basic and diluted net loss per share	$(0.55)	$(0.36)

See accompanying notes to the consolidated financial statements.

F-4

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Preferred Stock		Common Stock		Additional		Total
						Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
December 31, 2021	10,851,841	$109	6,770,442	$68	$7,762,787	$(5,684,210)	$2,078,754
Issuance of series A preferred stock for cash, net of offering costs	8,287,608	82	-	-	7,105,853	-	7,105,935
Exercise of options to purchase common stock	-	-	32,422	-	4,052	-	4,052
Stock-based compensation	-	-	-	-	30,932	-	30,932
Net loss	-	-	-	-	-	(2,443,885)	(2,443,885)
December 31, 2022	19,139,449	$191	6,802,864	$68	$14,903,624	$(8,128,095)	$6,775,788
Exercise of options to purchase common stock	-	-	40,033	-	6,005	-	6,005
Stock-based compensation	-	-	-	-	100,533	-	100,533
Net loss	-	-	-	-	-	(3,777,836)	(3,777,836)
December 31, 2023	19,139,449	$191	6,842,897	$68	$15,010,162	$(11,905,931)	$3,104,490

See accompanying notes to the consolidated financial statements.

F-5

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,777,836)	$(2,443,885)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	100,533	30,932
Provision for (recapture of) loan losses	(26,653)	(277,503)
Changes in operating assets and liabilities:
Accrued interest receivable	(571,714)	(703,809)
Other assets	(243,146)	(114,723)
Other liabilities	(81,319)	(70,328)
Deferred revenues	(250,000)	(62,935)
Accrued interest payable	792,556	855,848
Net cash used in operating activities	(4,057,579)	(2,786,403)

CASH FLOWS FROM INVESTING ACTIVITIES:
Lendings under loans receivable	(4,371,331)	(25,231,646)
Repayment of loans receivable	7,916,114	9,941,252
Investment in interest-bearing accounts	-	(1,743,000)
Liquidation of interest-bearing accounts	17,889,957	22,717,302
Net cash provided by investing activities	21,434,740	5,683,908

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on notes payable	6,125,909	25,662,126
Repayment of notes payable	(26,976,397)	(34,114,970)
Proceeds from issuance of series A preferred stock, net of costs	-	7,105,935
Proceeds from exercise of options to purchase common stock	6,005	4,052
Net cash used in financing activities	(20,844,483)	(1,342,857)

Increase (decrease) in cash, cash equivalents, and restricted cash	(3,467,322)	1,554,648
Cash, cash equivalents, and restricted cash, beginning of year	5,274,086	3,719,438
Cash, cash equivalents, and restricted cash, end of year	$1,806,764	$5,274,086

Supplemental disclosures of cash flow information:
Cash paid for interest	$516,648	$1,078,140
Cash paid for income taxes	$1,600	$883

Noncash investing and financing activities:
Interest receivable converted to loan principal	$788,082	$94,098
Interest payable converted to note principal	$1,160,897	$568,823

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$1,434,123	$4,803,648
Restricted cash	372,641	470,438
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$1,806,764	$5,274,086

See accompanying notes to the consolidated financial statements.

F-6

CNOTE GROUP, INC

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

CNote Group, Inc. was incorporated on April 22, 2016 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Oakland, California. The consolidated financial statements of CNote Group, Inc. (which may be referred to as "CNote", the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Through its online platform and proprietary technology, CNote allows individuals and institutions to invest locally to further economic equality, racial justice, gender equity, and address climate change. With the aim of closing the wealth gap, CNote's fixed income and depository solutions provide a diversified and scalable way to support job creation, small business growth, affordable housing development, and lasting economic growth in underserved communities primarily through partnerships with Community Development Financial Organizations (“CDFIs”) and other community finance organizations (“CFOs”) dispersed across the United States. CDFIs can be banks, credit unions, loan funds, microloan funds or venture capital providers that focus on providing loans to businesses in economically underdeveloped cities and neighborhoods in the United States and, as such, become qualified as a CDFI by the United States Department of the Treasury. Once qualified, CDFIs are eligible to be partially funded by the United States Department of the Treasury through the CDFI Fund established in 1994.

The Company intends to offer investors competitive rates of return on their investments compared to more traditional lower risk investment vehicles such as cash alternatives and fixed income. The Company earns revenue in a few ways. In addition to the spread (the difference between the rates CNote earns from its CDFI borrowers and the rates it pays to its investors), CNote charges servicing fees on cash deployed on behalf of its clients, and earns consulting fees from foundations and other institutions that are interested in supporting BIPOC communities and promoting the social justice as a part of their investment and programmatic mandates. The consulting work leverages CNote’s knowledge, expertise, and technology in identifying and underwriting CDFIs as well as monitoring and reporting on their financial and social impact performance. For corporate or institutional clients that invest in CDFIs directly, CNote’s internal CDFI underwriting and monitoring technology can be customized to fit their needs.

In December 2018, the Company formed a wholly-owned subsidiary, CNote Lending, LLC, for the purpose of holding a California Finance Lenders license pursuant to the California Financing Law and to make loans to CDFIs. CNote Lending, LLC received its California Finance Lenders license in January 2020.

Management Plans and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not yet generated sufficient revenues from principal operations to fully finance the costs of operating and growing its business. If profitable operations are not achieved before the Company’s current operating funds are exhausted, the Company will be reliant on financing to support continuing operations and business growth. These factors, among others, raise doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Fluctuations in market rates of return and other economic trends may impact investors’ appetite for CNote’s fixed income offerings.

On a regular basis, the Company evaluates the rates of return offered on its investments to maintain competitiveness with other instruments from a financial return and impact perspective.

On August 25, 2020, the Company closed a Series Seed equity financing to sell shares of Preferred Stock. On August 31, 2022, the Company closed a Series A equity financing to sell additional shares of Preferred Stock. The capital raised has been used to develop and maintain the Company’s platform, to fund legal expenses, for marketing and advertising, for expanding operations, and for other general corporate purposes. The Company anticipates additional financing rounds to raise capital for accelerated growth of the business and has received substantial interest from investors.

F-7

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include but are not limited to the valuation of loan loss reserves and the valuation of stock-based compensation awards. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash with major financial institutions located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Cash equivalents include highly liquid debt instruments purchased with an original maturity of three months or less.

At December 31, 2023, the Company held $372,641 in cash received as grant funds, to be used for activities in support of the grant’s stated goals. This cash is reported on the balance sheet as restricted.

Interest-bearing Deposits in Banks

In connection with its cash management product, the Company facilitates the creation of interest-bearing deposit accounts for the benefit of its clients in CFOs located in the United States of America. The Company also invests its own operating funds in such institutions in accordance with its treasury management policies. Deposits include certificates of deposits with initial terms of up to 24 months and money market accounts. Balances are insured by the Federal Deposit Insurance Corporation or the National Credit Union Administration up to $250,000.  At times, the Company may maintain balances in excess of the insured limits. In the normal course of business, the Company expects to hold such instruments to maturity.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include loans held for investment and notes payable and interest receivable and payable.

The Company has adopted fair value presentation for payment-dependent notes issued under Regulation D of the Securities Act of 1933. These notes are available only to accredited and institutional investors and under the terms of the notes are dependent upon repayment of a portion of the Company’s loans to CFOs. The amount and term to maturity of loans funded by these notes match the underlying loan. If the loan is repaid in accordance with its terms, the note will be repaid in full according to its terms. If the loan does not fully perform, investors in payment-dependent notes will receive payment of the pro-rata portion of any payments received on the loan. Accordingly, the Company has presented payment-dependent notes issued after the date of the fair-value election at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CFOs. See Note 4.

F-8

The following tables present the fair value hierarchy for assets and liabilities measured at fair value at December 31, 2023 and 2022:

December 31, 2023	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
Assets:
Loans held for investment	$-	$-	$60,863,839	$60,863,839
Total assets	$-	$-	$60,863,839	$60,863,839
Liabilities:
Notes payable	$-	$-	$60,863,839	$60,863,839
Total liabilities	$-	$-	$60,863,839	$60,863,839

December 31, 2022	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
Assets:
Loans held for investment	$-	$-	$62,407,668	$62,407,668
Total assets	$-	$-	$62,407,668	$62,407,668
Liabilities:
Notes payable	$-	$-	$62,407,668	$62,407,668
Total liabilities	$-	$-	$62,407,668	$62,407,668

The following tables present additional information about Level 3 assets and liabilities measured at fair value at December 31, 2023 and 2022:

	Outstanding Principal Balance	Valuation Adjustments	Fair Value
Balance at December 31, 2021	$39,187,134	$(783,743)	$38,403,391
Change in loan loss reserve estimate (see Note 4)	-	391,872	391,872
Loan originations	26,284,277	(262,845)	26,021,432
Principal payments and retirements	(2,433,361)	24,334	(2,409,027)
Balance at December 31, 2022	$63,038,050	$(630,382)	$62,407,668
Loan originations	14,834,164	(148,342)	14,685,822
Principal payments and retirements	(16,393,588)	163,937	(16,229,651)
Balance at December 31, 2023	$61,478,626	$(614,787)	$60,863,839

	Outstanding Principal Balance	Valuation Adjustments	Fair Value
Balance at December 31, 2021	$39,187,134	$(783,743)	$38,403,391
Change in loan loss reserve estimate (see Note 4)	-	391,872	391,872
Notes payable issued	26,284,277	(262,845)	26,021,432
Principal payments and retirements	(2,433,361)	24,334	(2,409,027)
Balance at December 31, 2022	$63,038,050	$(630,382)	$62,407,668
Notes payable issued	14,834,164	(148,342)	14,685,822
Principal payments and retirements	(16,393,588)	163,937	(16,229,651)
Balance at December 31, 2023	$61,478,626	$(614,787)	$60,863,839

F-9

Loans Held for Investment and Related Notes Payable

Management expects that the terms of the Company’s loans held for investment and the notes payable used to fund the loans held for investment typically will be 30 months or 60 months based on the current operating structure. In the normal course of business, the Company expects to hold such instruments to maturity. However, provisions within the terms of such instruments having 30-month terms allow for liquidity on demand of 10% per quarter. Accordingly, should the need arise, 40% of such loans held for investment and related notes payable can be due on demand within one year.

Stock Options and Warrants

The Company has issued stock options and warrants to employees and to key advisors as compensation for services performed. The Company has accounted for these awards under ASC section 718 and Accounting Standards Update (“ASU”) 2018-07. Stock-based compensation cost is measured at the grant date based on the fair value of the award using an established option pricing model and is recognized as expense ratably over the requisite service period, which is generally the option or warrant vesting period. See Note 8.

Revenue Recognition and Cost of Revenues

CNote deploys capital from individuals and institutions to CDFIs and on behalf of its clients to community finance depository institutions. The Company earns interest on its loan deployments, which are a significant source of its revenues. All such deployments are governed by signed contracts between the Company on the one hand and either the CDFIs or the community finance depository institutions on the other hand. Interest income is recorded based on the terms of the master promissory agreement with each CDFI Loan Fund or the terms of Money Market or Certificate of Deposit agreements with depository institutions. The interest is accrued monthly. If ninety (90) days pass without the interest being paid in accordance with normal disbursement practices per the agreement, then the Company will cease recording revenue until such time that the interest is collected.

CNote aggregates money from individuals and institutions through its online platform. The Company must pay interest on the capital to its clients. All such loans are governed by signed contracts between the Company and investors. The interest, which accrues according to the agreements’ governing terms of the loans from clients, constitutes the major portion of the Company’s direct cost of interest income. Other direct costs of interest income include the provision for loan loss reserve.

CNote also generates fees from consulting work performed on behalf of foundations and other institutions who as a part of their investment and programmatic mandates are interested in supporting BIPOC communities and promoting social justice. This consulting work leverages CNote’s knowledge, expertise and technology in identifying and underwriting CDFIs as well as monitoring and reporting on their financial and impact performance. For corporate or institutional clients that invest in CDFIs directly, CNote’s internal CDFI underwriting and monitoring technology can be customized to fit their needs. Revenue for these activities is recognized over the period in which the work is performed and is deferred until recognizable.

CNote earns servicing fees on clients’ cash deposited into community finance depository organizations via CNote’s proprietary technology. These fees are accrued in accordance with signed agreements between the Company and its clients, and in accordance with those agreements are deducted from earnings disbursed to clients or paid by clients via invoice.

From time to time, CNote receives grants from foundations and other institutions. The Company records grants received as revenue when all donor-imposed conditions on the grant have been satisfied and defers revenue which has not yet met the conditions for recognition. For grants that specify a service period or service requirements, including research studies or similar activities, revenues are recognized over the term of the arrangement as the underlying services are performed.

The table below summarizes the changes in deferred grant revenues for the years ended December 31, 2023 and 2022:

Deferred Grant Revenue
Balance at December 31, 2021	$479,602
Grant funds received	825,000
Grant revenue recognized	(887,935)
Balance at December 31, 2022	$416,667
Grant funds received	250,000
Grant revenue recognized	(500,000)
Balance at December 31, 2023	$166,667

The balance at December 31, 2023 will be recognized as earned revenue in 2024.

F-10

Loan Loss Reserve

The Company establishes a reserve for potential losses to loans extended to CFOs, other than those funded by payment-dependent notes and measured at fair value. The amount of the loan loss reserve is determined based on industry norms and trends and expected future conditions, as well as the Company’s historical experience. Since commencing operations, the Company has not experienced any delinquencies or charge-offs of loans to CFOs. From inception through December 31, 2021, the Company established the reserve at two percent of principal. Based upon changes in overall industry rates for similar loans, and on the Company’s historical experience, the reserve rate was revised to one percent effective January 1, 2022. Based on the factors described above, the Company has determined that a reserve rate of one percent remains appropriate for 2023.

Other than adjustments for changes in estimates, reversals to the loan loss reserve will happen only when the loans mature. If no loss has occurred on a particular loan, the loss reserve will be reversed and recognized as a reduction of the loan loss reserve at maturity of the loan. On the other hand, if any loan becomes unrecoverable, the entire amount of the loan will be charged off against the loan loss reserve, when and if facts and circumstances indicate that such a write off is necessary.

In general, we do not record a loan loss reserve for accrued interest receivables. Uncollected accrued interest is reversed through interest income in a timely manner in line with our non-accrual and past due policies for loans.

The Company uses fair value presentation for payment-dependent notes issued under Regulation D. The Company has presented payment-dependent notes at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CFOs. The amount recognized in expense by the Company as provision for loan losses is reduced by the portion of the loan loss reserve recorded against such notes. See Note 4.

Nonaccrual Loans

Loans that are 90 days past due as to principal or interest are placed on nonaccrual status, and accrued interest receivable on the loan is reversed. Loans are restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising costs expensed totaled $77,116 and $44,095 for the years ended December 31, 2023 and 2022, respectively.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies and future online offerings. Such costs are expensed as incurred.

Income Taxes

The Company applies ASC section 740. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2023 and 2022, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share excludes Common Stock equivalents for the years ended December 31, 2023 and 2022 as they are anti-dilutive. The Common Stock equivalents, which include outstanding convertible Preferred Stock, options, and warrants, excluded from diluted loss per share total 26,004,782 and 26,165,347 share equivalents for the years ended December 31, 2023 and 2022, respectively.

F-11

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNote Group, Inc., its wholly-owned subsidiary, CNote Lending, LLC, and CNote Trust, of which CNote was a trustee until CNote Trust was dissolved on May 24, 2022. All intercompany accounts and transactions have been eliminated in consolidation.

Recent Accounting Pronouncements

ASU 2016-13, as amended by ASU 2019-10, changes the accounting for credit losses measurement on loans and debt securities. For loans and held-to-maturity securities, the Update requires a current expected credit loss (”CECL”) measurement to estimate the allowance for credit losses for the remaining estimated life of the financial asset. The CECL measurement must be developed using historical experience, current conditions, and reasonable and supportable forecasts. The standard will also expand disclosure requirements. Adoption of the new standard was required for the Company effective January 1, 2023. The adoption of this standard did not materially affect the Company’s consolidated financial statements.

The Financial Accounting Standards Board issues Accounting Standards Updates to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

Reclassifications

Certain amounts in the accompanying consolidated financial statements have been reclassified for the year ended December 31, 2022 to conform with the presentation for the year ended December 31, 2023.

NOTE 3 – LOANS HELD FOR INVESTMENT AND INTEREST RECEIVABLE

Loans held for investment represent the principal amounts of outstanding loans the Company has made to CFOs, less loan loss reserves as described below. Interest receivable represents the outstanding interest due from CDFI borrowers.

As of December 31, 2023, the Company has outstanding loans and interest receivable from 42 CFO borrowers in the gross carrying amount of approximately $72,523,000. Under terms of the respective master promissory notes, the loans earn interest at rates ranging from 1.5% to 4.5% per annum. Interest on the loans is due according to each loan’s contractual terms, which range from monthly payment of interest, to interest due at maturity. The loans mature in 30 to 96 months and may be prepaid by the borrower at any time without penalty. For loans with 30-month terms, the Company has the option to request repayment of 10% of the original loan amount on a quarterly basis. These requests are based on the requests of note payable holders disclosed in Note 4.

During the year ended December 31, 2023, the Company was repaid approximately $7,916,000 on the principal of loans held for investment which were used to repay notes payable.

As of December 31, 2022, the Company had outstanding loans and interest receivable from 35 CFO borrowers totaling approximately $75,495,000. During the year ended December 31, 2022, the Company was repaid approximately $9,941,000 on the principal of loans held for investment which were used to repay notes payable.

As of December 31, 2021, the Company had outstanding loans and interest receivable from 32 CDFI borrowers totaling approximately $59,499,000.

The Company has recorded a provision for loan losses, as described in Note 2. The loan loss reserve totaled $81,522 and $108,175 as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, all loans were contractually current and no loans had been placed on nonaccrual status. No loans were modified during the years ended December 31, 2023 and 2022.

F-12

The table below summarizes the changes in the allowance for credit losses for the years ended December 31, 2023 and 2022:

Allowance for loan losses, December 31, 2021	$385,678
Loans charged off	-
Recoveries of previously charged off loans	-
Net charge-offs	-
Provision for (recapture of) loan losses	(277,503)
Allowance for loan losses, December 31, 2022	$108,175
Loans charged off	-
Recoveries of previously charged off loans	-
Net charge-offs	-
Provision for (recapture of) loan losses	(26,653)
Allowance for loan losses, December 31, 2023	$81,522

As of December 31, 2023, loans held for investment have approximate contractual maturities as follows:

Year Ending December 31,
2024	$11,172,000
2025	33,484,000
2026	20,643,000
2027	3,600,000
2028	1,200,000
Thereafter	1,000,000
Total	$71,099,000

NOTE 4 – NOTES PAYABLE AND INTEREST PAYABLE

Notes Payable

Notes payable represent the principal amounts of outstanding borrowings from individual and institutional clients. Interest payable represents the outstanding interest the Company owes to the note holders. Notes payable from clients are not a source of financing for the Company’s operations; rather, they are used to fund CFO loans held for investment (Note 3) and short-term investments in CFOs under the Company’s cash management program.

As of December 31, 2023 and 2022, gross notes payable totaled approximately $79,562,000 and $99,251,000, respectively. Notes issued to investors in the Company’s CFO loans mature in 30 to 96 months and earn interest at the rate of 0.5% to 4.0% per annum. Additionally, the interest rate may be adjusted to the extent rates earned from loans to CFOs vary in the future. Notes with original 30-month maturities issued under Regulation D may be rolled over for additional 30-month terms at the option of the holder. Certain notes provide the holder an option to call 10% of the original note balance each quarter.

The Company has adopted fair value presentation for payment-dependent notes payable issued under Regulation D. These notes are available only to accredited and institutional investors and under the terms of the notes are dependent upon repayment of a portion of the Company’s loans to CFOs. The amount and term to maturity of loans funded by these notes match the underlying note. If the loan is repaid in accordance with its terms, the note will be repaid in full according to its terms. If the loan does not fully perform, investors in payment-dependent notes will receive payment of the pro-rata portion of any payments received on the loan. Accordingly, the Company has presented payment-dependent notes at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CFOs, at a rate of one percent, as described in Note 2. At December 31, 2023 and 2022, the Company has recorded a valuation adjustment for notes subject to this presentation in the amount of $614,787 and $630,382, respectively.

F-13

As of December 31, 2023, notes payable mature approximately as follows:

Year Ending December 31,
2024	$24,961,000
2025	28,456,000
2026	20,345,000
2027	3,600,000
2028	1,200,000
Thereafter	1,000,000
Total	$79,562,000

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with, and does not know of, any pending or threatening litigation against the Company or any of its officers.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2023 and 2022:

	2023	2022
Current tax provision
Federal	$-	$-
State	1,600	883
Total	$1,600	$883

Deferred tax provision (benefit)
Federal	$(770,000)	$(507,000)
State	(324,000)	(213,000)
Valuation allowance	1,094,000	720,000
Total	$-	$-
Total provision for income taxes	$1,600	$883

In assessing the potential realization of these deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the Company attaining future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2023 and 2022, management was unable to determine if it is more likely than not that the Company’s deferred tax assets will be realized, and has therefore recorded an appropriate valuation allowance against deferred tax assets at such dates.

F-14

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Deferred tax asset (liability) attributable to:
Net operating loss carryover	$3,318,000	$1,977,000
Temporary differences	(106,000)	141,000
Valuation allowance	(3,212,000)	(2,118,000)
Net deferred tax asset	$-	$-

The valuation allowance for deferred tax assets increased to $3,212,000 and $2,118,000 during the years ended December 31, 2023 and 2022, respectively.

Based on federal tax returns filed, or to be filed, through December 31, 2023, the Company has available approximately $11,121,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards of approximately $485,000 start to expire in 2036 or 20 years for federal income tax reporting purposes. Under the CARES Act, net operating loss carryforwards of approximately $10,636,000 arising from tax years beginning after 2017 can be carried forward indefinitely. For California state tax reporting purposes, net operating loss carryforwards cannot be used in tax years beginning on or after January 1, 2020 and before January 1, 2023 in accordance with California Assembly Bill 85. The Company’s net operating loss carryforwards will begin to expire in 2036 for state tax reporting purposes.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities starting in 2016. The Company currently is not under examination by any tax authority.

NOTE 7 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company is authorized to issue 19,139,449 shares of Preferred Stock, each having a par value of $0.00001. Of such Preferred Stock, 8,287,608 shares are designated as “Series A Preferred Stock” with a liquidation preference of $0.8748, 4,857,827 shares are designated as “Series Seed-1 Preferred Stock” with a liquidation preference of $0.7062, 1,601,857 shares are designated as “Series Seed-2 Preferred Stock” with a liquidation preference of $0.60835, 3,948,339 shares are designated as “Series Seed-3 Preferred Stock” with a liquidation preference of $0.56496, and 443,818 shares are designated as “Series Seed-4 Preferred Stock” with a liquidation preference of $0.40557. The Preferred Stock is convertible to Common Stock at a one for one basis at the option of the holder, ranks pari passu with Common Stock with respect to dividends (other than dividends on shares of Common Stock payable in Common Stock) and payments in the event of any voluntary or involuntary dissolution or winding up of the Company. In the event of a Deemed Liquidation Event, as defined in the Company’s Certificate of Incorporation, holders of Preferred Stock shall be entitled to receive preferential payment, before any distribution or payment is made to holders of Common Stock, of an amount defined as the Liquidation Amount in the Company’s Certificate of Incorporation. Each holder of Preferred Stock has voting rights equal to the number of shares of Common Stock into which the holder’s Preferred Stock is convertible as of the record date for determining voting eligibility.

On August 31, 2022, the Company issued 8,287,608 Preferred Shares in its Series A financing, in exchange for cash consideration of $0.8748 per share, for total proceeds of $7,250,000.

As of December 31, 2023 and 2022, 19,139,449 shares of Preferred Stock, comprised of 8,287,608 shares of Series A Preferred Stock, 4,857,827 shares of Series Seed-1 Preferred Stock, 1,601,857 shares of Series Seed-2 Preferred Stock, 3,948,339 shares of Series Seed-3 Preferred Stock, and 443,818 shares of Series Seed-4 Preferred Stock, are issued and outstanding.

Costs of Series A Financing

The Company incurred legal costs of $144,065 related to the closing of its Series A financing during 2022. These costs were recorded as a reduction of additional paid in capital received in the Series A financing.

The Company issued Common Stock purchase warrants for a total of 400,000 shares to advisors for services performed in connection with the Series A financing. The value of the warrants granted, totaling $43,958, was accounted for as a cost of the financing. As the granting of the warrants is both an increase and a decrease in additional paid in capital, the net effect of the warrants’ issuance on the Company’s equity accounts is $0 for the year ended December 31, 2022. Please see below for discussion of valuation of the warrants at issuance.

F-15

Common Stock

The Company is authorized to issue 38,000,000 shares of Common Stock, each having a par value of $0.00001. As of December 31, 2023, 6,842,897 shares of Common Stock are issued and outstanding, 6,000,000 of which are held by the Company’s two co-founders who remain active in the daily operations of the Company. As of December 31, 2022, 6,802,864 shares of Common Stock were issued and outstanding, 6,000,000 of which were held by the Company’s two co-founders.

Stock Options

In 2018, the Company’s Board of Directors adopted the CNote Group, Inc. 2018 Equity Incentive Plan (the “2018 Equity Incentive Plan”). The 2018 Equity Incentive Plan was amended in 2020 and 2022 to increase the number of shares of Common Stock authorized thereunder. The 2018 Equity Incentive Plan, as amended, provides for the grant of equity awards to employees, and consultants, including stock options, stock appreciation rights and other stock or cash-based awards. Up to 9,012,207 shares of our Common Stock may be issued pursuant to awards granted under the 2018 Equity Incentive Plan, as amended. The 2018 Equity Incentive Plan, as amended, is administered by our Board of Directors, has no fixed expiration date, and may be amended, suspended, or terminated by the Board at any time.

In 2023, the Company granted 841,618 stock options under the 2018 Equity Incentive Plan, as amended, to various advisors and employees. The granted options had an exercise price of $0.180, expire in ten years from the date of the grant, and vest over four years.

The stock options were valued at a total grant date fair value of $84,306 using the Black-Scholes pricing model as indicated below:

Expected life (range)	4.2-4.8 years
Risk-free interest rate (range)	1.6-4.4%
Expected volatility (range)	68.2-69.3%
Annual dividend yield	0%

Options granted during 2023 had a weighted average grant date fair value of $0.10 per share and vesting period of 48 months.

In 2022, the Company granted 3,441,594 stock options under the 2018 Equity Incentive Plan, as amended, to various advisors and employees. The granted options had an exercise price range of $0.180 to $0.198, expire in five to ten years from the date of the grant, and vest over four years.

The stock options were valued at a total grant date fair value of $311,377 using the Black-Scholes pricing model as indicated below:

Expected life (range)	3.7-4.5 years
Risk-free interest rate	4.3%
Expected volatility	69.9%
Annual dividend yield	0%

The expected life of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies’ common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

F-16

Management estimated the fair value of Common Stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

Stock Purchase Warrants

No Stock Purchase Warrants were granted in 2023.

In August 2022, for services received in connection with the Company’s Series A financing, the Company granted to an advisor Common Stock Purchase Warrants for the purchase of 400,000 shares at a purchase price of $0.18 per share. The term of the warrant was ten years. The warrant was valued at a total grant date fair value of $43,958 using the Black-Scholes pricing model as indicated below. The value of the warrants was accounted for as a cost of raising capital in connection with the Series A financing, as discussed above.

Expected life (years)	5.0
Risk-free interest rate	4.2%
Expected volatility	69.9%
Annual dividend yield	0%

The expected life, risk-free interest rate, expected volatility, and dividend yield assumptions used in pricing the warrants granted were derived as described above for options granted. The warrants remain outstanding as of December 31, 2023.

At December 31, 2023, Common Stock Purchase Warrants for the purchase of 1,555,000 shares were vested and outstanding. As of December 31, 2023, these warrants have a weighted average exercise price of $0.10 per share and a weighted average remaining life of 6.5 years.

Share-Based Awards Available for Grant

A summary of share-based awards available for grant under the Company’s 2018 Equity Incentive Plan for the years ended December 31, 2023 and 2022 was as follows:

Shares Available for Grant
Balance at December 31, 2021	877,239
Increase in authorized shares	5,650,000
Options granted	(3,441,594)
Options canceled or expired	67,274
Balance at December 31, 2022	3,152,919
Options granted	(841,618)
Options canceled or expired	962,150
Balance at December 31, 2023	3,273,451

Stock Option Activity and Related Share-Based Compensation Expense

A summary of stock option activity for the year ended December 31, 2023 was as follows:

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in Years)
Balance at December 31, 2022	5,470,898	$0.18	6.4
Granted	841,618	0.18
Exercised	(40,033)	0.15
Canceled or expired	(962,150)	0.16
Balance at December 31, 2023	5,310,333	$0.19	5.5

F-17

At December 31, 2023, options for the purchase of 2,316,913 shares at a weighted average price of $0.18 per share and a weighted average remaining contractual life of approximately 6.1 years were vested and exercisable.

Expense for the issuance of stock options and warrants for the years ended December 31, 2023 and 2022 was $100,534 and $30,932, respectively. This expense was recorded in the Company’s consolidated statements of operations as follows:

	2023	2022
Salaries and employee benefits	$98,786	$27,353
Professional services	1,748	3,579
	$100,534	$30,932

The Company will recognize the remaining value of the options through 2027 as follows:

2024	$101,451
2025	94,284
2026	74,828
2027	4,139
$274,702

The Company recognizes stock option forfeitures as they occur, as there is insufficient historical data to accurately determine future forfeiture rates.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through April 29, 2024, the issuance date of these consolidated financial statements.

There have been no events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

F-18

Item 8.	EXHIBITS

Exhibit Number	Description
1A-2A	Certificate of Incorporation.*
1A-2B	Bylaws.*
1A-6A	Subscription Agreement.*
1A-6B	Form of Note.*

*Previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Oakland, State of California, on the 29th day of April, 2024.

CNOTE GROUP, INC.
By: /s/ Catherine Berman
Name: Catherine Berman
Title: President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Catherine Berman and Yuliya Tarasava as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Offering Statement and any and all amendments to this Offering Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and generally to do all such things in his or her name and behalf in his or her capacity as officer and/or director to enable the Company to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ Catherine Berman	President, Chief Executive Officer,	April 29, 2024
Catherine Berman	Co-Founder, Director, Principal Executive Officer

	Chief Operating Officer, Co-Founder,	April 29, 2024
/s/ Yuliya Tarasava	Treasurer, Secretary, Director, Principal Financial and
Yuliya Tarasava	Accounting Officer

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